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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/3/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SEC Mail Processing Section NOV 04 2015 Washington DC 404

15021161

RECEIVED 2015 NOV -4 AM 11:51 SEC / MR

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: November 3, 2015

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 3rd day of November, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of November 2, 2015, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firms 45 **As of 02-Nov-15**

ABN AMRO CLEARING CHICAGO LLC				Approval Date: 3/7/2013
175 West Jackson Blvd., Ste. 400				Membership Type:
Chicago	IL	60604	Tele #: (312) 604-8000	ELECTRONIC EXCHANGE MEMBER: CLEARANCE
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC				Approval Date: 12/7/2012
11 Ewall Street				Membership Type:
Mt. Pleasant	SC	29464	Tele #: (843) 789-2080	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
BARCLAYS CAPITAL INC.				Approval Date: 12/7/2012
745 Seventh Avenue				Membership Type:
New York	NY	10019	Tele #: (212) 526-7000	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.				Approval Date: 10/10/2014
3 Times Square, 27th Floor				Membership Type:
New York	NY	10036	Tele #: (212) 885-4000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP.				Approval Date: 4/21/2014
787 Seventh Avenue				Membership Type:
New York	NY	10019	Tele #: (212) 841-2000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
CITADEL SECURITIES LLC				Approval Date: 12/7/2012
131 South Dearborn Street				Membership Type:
Chicago	IL	60603	Tele #: (312) 395-2100	PL/EEM: ORD FLOW
COMPASS PROFESSIONAL SERVICES, LLC				Approval Date: 12/7/2012
111 W. Jackson Blvd., 20th Fl.				Membership Type:
Chicago	IL	60604	Tele #: (312) 692-5000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC				Approval Date: 12/1/2014
1633 Broadway, 48th Floor				Membership Type:
New York	NY	10019	Tele #: (212) 486-7500	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC				Approval Date: 12/7/2012
11 Madison Avenue, 3rd Fl.				Membership Type:
New York	NY	10010	Tele #: (212) 325-2000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
CUTLER GROUP, LP				Approval Date: 11/2/2015
101 Montgomery Street, #700				Membership Type:
San Francisco	CA	94104	Tele #: (415) 293-3956	EEM: ORDER FLOW
DASH FINANCIAL LLC				Approval Date: 12/7/2012
910 Van Buren Street, 4th Fl.				Membership Type:
Chicago	IL	60607	Tele #: (847) 550-1730	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.				Approval Date: 1/25/2013
60 Wall Street				Membership Type:
New York	NY	10005	Tele #: (212) 250-2500	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
DRW SECURITIES, L.L.C.				Approval Date: 8/31/2015
540 West Madison, Ste. 2500				Membership Type:
Chicago	NY	60661	Tele #: (312) 542-3231	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW
GLOBAL EXECUTION BROKERS, LP				Approval Date: 12/7/2012
401 City Avenue, Ste. 200				Membership Type:
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW

GOLDMAN SACHS EXECUTION & CLEARING, L.P. 200 West Street New York NY 10282	Tele #: (212) 902-1000	Approval Date: 12/7/2012 Membership Type: ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
GOLDMAN, SACHS & CO. 200 West Street New York NY 10282	Tele #: (212) 902-1000	Approval Date: 1/15/2013 Membership Type: ALL MEMBERSHIPS
GROUP ONE TRADING LP 440 South La Salle, Ste. 3232 Chicago IL 60605	Tele #: (312) 347-8864	Approval Date: 10/20/2014 Membership Type: PRIMARY LEAD/LEAD/REG MKT MKR /EEM: ORDER FLOW
HILLTOP SECURITIES INC. 1201 Elm Street, Ste. 3500 Dallas TX 75270	Tele #: (214) 859-1800	Approval Date: 2/8/2013 Membership Type: EEM: CLEARANCE
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS 233 South Wacker Drive, #4300 Chicago IL 60606	Tele #: (312) 244-3300	Approval Date: 8/26/2014 Membership Type: RMM
INSTINET, LLC 1095 Avenue of the Americas New York NY 10036	Tele #: (212) 310-9500	Approval Date: 3/27/2013 Membership Type: ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
INTERACTIVE BROKERS LLC One Pickwick Plaza, 2nd Fl. Greenwich CT 06830	Tele #: (203) 618-5710	Approval Date: 12/7/2012 Membership Type: ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
ITG DERIVATIVES LLC 601 S. LaSalle, Ste. 300 Chicago IL 60606	Tele #: (312) 935-0125	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW
J.P. MORGAN CLEARING CORP. 3 Chase Metrotech Center Brooklyn NY 11245	Tele #: (347) 643-1000	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE
J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York NY 10179	Tele #: (201) 595-8471	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW
JEFFERIES LLC 520 Madison Avenue New York NY 10022	Tele #: (212) 284-2300	Approval Date: 9/15/2014 Membership Type: ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
KCG AMERICAS LLC 545 Washington Boulevard Jersey City NJ 07310	Tele #: (201) 386-2891	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS
LEK SECURITIES CORPORATION 1 Liberty Plaza, 165 Broadway, 52nd Fl New York NY 10006	Tele #: (212) 509-2300	Approval Date: 6/5/2014 Membership Type: ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
LIME BROKERAGE LLC 625 Broadway, 12th Fl. New York NY 10012	Tele #: (212) 824-5000	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP. One Bryant Park, 6th Fl. New York NY 10036	Tele #: (646) 743-1295	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT One Bryant Park New York NY 10036	Tele #: (212) 449-1000	Approval Date: 12/7/2012 Membership Type: ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC 1585 Broadway New York NY 10036	Tele #: (212) 761-4000	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS

OPTIVER US LLC				Approval Date:	1/27/2015	
130 E. Randolph Street, Ste. 1300				Membership Type:		
Chicago	IL	60601	Tele #: (312) 821-9500	REG MKT MAKER		
PEAK6 CAPITAL MANAGEMENT LLC				Approval Date:	7/22/2015	
141 W. Jackson Blvd., Ste. 500				Membership Type:		
Chicago	IL	60604	Tele #: (312) 444-8700	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW		
PERSHING LLC				Approval Date:	3/12/2013	
1 Pershing Plaza, 10th Fl.				Membership Type:		
Jersey City	NJ	07399	Tele #: (201) 413-2000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
QUANTLAB SECURITIES, LP				Approval Date:	4/7/2015	
4200 Montrose Blvd., Ste. 200				Membership Type:		
Houston	TX	77006	Tele #: (713) 333-3700	EEM: ORDER FLOW		
SIMPLEX TRADING, LLC				Approval Date:	9/20/2013	
230 So. LaSalle St., Ste. 4-100				Membership Type:		
Chicago	IL	60604	Tele #: (312) 360-2440	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW		
SUSQUEHANNA SECURITIES				Approval Date:	12/7/2012	
401 City Avenue, Ste. 220				Membership Type:		
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	PRIMARY LEAD MKT MAKER		
TIMBER HILL LLC				Approval Date:	12/7/2012	
One Pickwick Plaza, Ste. 200				Membership Type:		
Greenwich	CT	06830	Tele #: (203) 618-5800	PL/L/RMM/EEM: CLEAR		
UBS SECURITIES LLC				Approval Date:	12/7/2012	
677 Washington Boulevard				Membership Type:		
Stamford	CT	06901	Tele #: (203) 719-3000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
VOLANT LIQUIDITY, LLC				Approval Date:	5/31/2013	
7 World Trade Center, Ste. 3301				Membership Type:		
New York	NY	10007	Tele #: (646) 484-3000	LEAD/REG MM/EEM: ORD FLOW		
WALLEYE TRADING LLC				Approval Date:	5/13/2015	
2800 Niagara Lane North				Membership Type:		
Plymouth	MN	55447	Tele #: (952) 345-6611	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW		
WEDBUSH SECURITIES INC.				Approval Date:	12/7/2012	
1000 Wilshire Boulevard				Membership Type:		
Los Angeles	CA	90017	Tele #: (213) 688-8090	EEM: CLEARANCE		
WELLS FARGO SECURITIES, LLC				Approval Date:	4/11/2014	
550 South Tryon Street, 6th Floor				Membership Type:		
Charlotte	NC	28202	Tele #: (704) 715-6133	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
WOLVERINE EXECUTION SERVICES, LLC				Approval Date:	12/7/2012	
175 W. Jackson Blvd., Ste. 200				Membership Type:		
Chicago	IL	60604	Tele #: (312) 884-4000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
WOLVERINE TRADING, LLC				Approval Date:	12/7/2012	
175 W. Jackson Blvd., Ste. 200				Membership Type:		
Chicago	IL	60604	Tele #: (312) 884-3490	PRIMARY LEAD/LEAD MKT MAKER		

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular